Exhibit EX-28.p.20.i

WINSLOW CAPITAL MANAGEMENT, LLC

SUPPLEMENT TO

NUVEEN INVESTMENTS’ CODE OF ETHICS

This supplement contains an additional restriction on personal securities transactions that applies to all employees of Winslow Capital Management, LLC (“WCM”).

All WCM employees and their Household Members (as defined in the Code) are prohibited from transacting in any security held in any account, portfolio or fund advised or sub-advised by WCM. This prohibition includes any options or derivatives related to such securities.

This restriction does not apply to securities held in a Managed Account (as defined in the Code), as long as the employee does not influence any trades in the Managed Account.

Any violation of this restriction is punishable as a violation of the Code.

Any exception to this restriction must be approved in advance in writing by WCM’s Chief Compliance Officer.

Effective Date: January 2013